March 19, 2015

Via Electronic Submission
Jeffrey P. Reidler
Assistant Director
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:	Nobilis Health Corp. Amendment No. 4 to Registration Statement on Form 10-12G
Filed February 25, 2015
File No. 000-55274

Dear Mr. Reidler,

In response to your comment letter dated March 17, 2015, Nobilis Health Corp. (the “Company”) will file a Form 8K contemporaneously with this letter, in which Nobilis will file as attachments both the audited financial statements required under 8-04 of Regulation S-X and pro forma financial information required under 8-05 of Regulation S-X for First Surgical Hospital Holdings, Inc.’s transaction with First Nobilis, LLC (the “First Nobilis Acquisition”).

Please note that based on our review of the relevant sections of Regulation S-X, in particular sections 8-04 and 8-05, we believe that an 8K is the most appropriate disclosure method as explained below.

The following facts apply to the First Nobilis Acquisition:

1) The Company acquired a business (per 11-01(d) of Regulation S-X)

and

2) is applying acquisition accounting,

where

3) the acquiree’s significance to the Company falls between 20% and 50%,

but where

4) the acquisition occurred less than 75 days before the Company’s registration statement went effective (the transaction date was September 2, 2014 and the Company’s registration statement went effective on October 26, 2014);

Therefore, the acquiree’s financial statements are not required to be included the registration statement, but are required to be filed on Form 8-K no later than the sum of 4 business days plus 71 calendar days after consummation of the acquisition.

N OBILIS H EALTH C ORP .
4120 S OUTHWEST F REEWAY , H OUSTON T EXAS 77027
H A R R Y F L E M I N G , P R E SI D E N T

While our 8K will be filed outside of the required time frame, we hope that any issues arising from this will be mitigated by the fact that we timely filed all appropriate documentation under British Columbia Securities laws and our filing today will rectify this deficiency.

Please do not hesitate to contact me should you have any questions regarding our interpretation of Regulation S-X and our intended disclosure plans regarding the First Nobilis Acquisition.

Very truly yours,

/s/Harry Fleming

Harry J. Fleming
President
Nobilis Health Corp.

N OBILIS H EALTH C ORP .
4120 S OUTHWEST F REEWAY , H OUSTON T EXAS 77027
H A R R Y F L E M I N G , P R E SI D E N T